SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for May 31, 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)
Form 20-F     X
Form 40-F _____
Enclosures:
SENS announcements : Dealings in securities by directors of Sasol Limited or a major subsidiary of Sasol Limited during May 2006
1. 3 May 2006
2. 9 May 2006
3. 12 May 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 2 May 2006, Mr M V Sisulu, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
a)
15 400 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for
R104,40 per share for a total consideration of R1 607 760.
b)
The share options were offered to Mr Sisulu on 3 May 2004 and accepted by Mr Sisulu on 21 May
2004. These share options vested on 1 September 2005 upon retirement at the age of 60.
Mr Sisulu's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chairman of Sasol Synfuels (Pty) Limited.
3 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
On 8 May 2006 Mr J H Fourie, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transaction in Sasol ordinary shares:
c)
20 000 ordinary Sasol shares which were held by Mr Fourie were sold at a price of R275,00 per share and a total consideration of R5 500 000,00.
Mr Fourie's interest in the shares mentioned above is a direct beneficial interest. This transactions was cleared by the Chairman of the Company.
9 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the JSE Limited, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
On 11 May 2006 Mr A de Klerk, a director of Sasol Synfuels (Proprietary) Limited, concluded the following transactions in Sasol ordinary shares:
d)
4 000 ordinary Sasol shares were bought by him in terms of the Sasol Share Incentive Scheme for
R54,00 per share for a total consideration of R216 000,00; and
e)
4 000 ordinary Sasol shares which were held by Mr De Klerk were sold at a price of R278,50 per share and a total consideration of R1 114 000,00.
Mr De Klerk's interest in the shares mentioned above is a direct beneficial interest. These transactions were cleared by the Chief Executive of the Company.
12 May 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary